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                              December 3, 2021

       Arturo Rodriguez
       Chief Financial Officer
       Aterian, Inc.
       37 East 18th Street, 7th Floor
       New York, New York 10003

                                                        Re: Aterian, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Form 10-Q for the
Quarter Ended September 30, 2021
                                                            Filed March 16,
2021 and November 9, 2021
                                                            File No. 001-38937

       Dear Mr. Rodriguez:

              We have reviewed your September 24, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 2, 2021 letter.

       Form 10-Q for the Quarterly Period Ended September 30, 2021

       Notes to Financial Statements
       2. Summary of Significant Accounting Policy
       Goodwill, page 15

   1. We have read your response to prior comment five and your disclosure that you operate under one reporting
unit because all your business components have similar economic characteristics and are
managed on an aggregated basis. Please more fully explain to us what your business
components are and how you determined they all have similar
                                                        economic
characteristics. In this regard, please specifically address the fact that the fair values related to
various contingent earn-out liabilities appear to change in disparate directions and the fact
that, based on your disclosures of pro forma and historical revenue
 Arturo Rodriguez
Aterian, Inc.
December 3, 2021
Page 2
         amounts in note 10, the results of acquisitions appear to be dissimilar, for example, it appears to us that revenues related to Healing Solutions declined by approximately 50% in the current interim period relative to the comparative interim period.
10. Acqusition, page 28

2. We have read your response to prior comment seven and appreciate the additional information you provided; however, we note your acquisitions did not include employees, access to organized workforces, or manufacturing capabilities/facilities. Please more fully explain to us the specific acquired process or group of processes you obtained and how you determined they cannot be replaced without significant cost, effort, or delay.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 50

3. We have read your response to prior comment three and note the revisions you included in your 9/30/21 Form 10-Q related to the non-GAAP financial measure, Contribution
         Margin. Please tell us and revise future disclosures related to this measure to more fully address the following:
             Explain how management uses the measure.
             Explain the purpose of the measure.
             Explain the specific nature of each adjustment to the measure, including the reasons for each adjustment. For example, explain how you determined what selling and distribution expenses to exclude from the measure, explain why you believe excluding those expenses from a non-GAAP gross profit measure is meaningful and appropriate, explain how you determined what selling and distribution expenses and other operating expenses to not reflect in the measure, and explain why you believe that is meaningful and appropriate.
             Tell us why you revised the proposed reconciliation you provided in your response letter compared to the reconciliation you included in your Form
10-Q.

        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-
3645 if you have questions regarding comments.



FirstName LastNameArturo Rodriguez                            Sincerely,
Comapany NameAterian, Inc.
                                                              Division of
Corporation Finance
December 3, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName